Filed by Sunset Financial Resources, Inc. pursuant to

Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Alesco Financial Trust

This filing relates to a proposed merger (the ”Merger”) of Alesco Financial Trust (“Alesco”) into a wholly-owned subsidiary of Sunset Financial Resources, Inc. (“Sunset”) pursuant to the terms of an Agreement and Plan of Merger dated as of April 27, 2006 (the “Merger Agreement”), by and among Sunset and Alesco. The Merger Agreement is on file with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Current Report on Form 8-K filed by Sunset on April 28, 2006. The Merger Agreement is incorporated by reference into this filing.

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

Investor Presentation

Forward-Looking Statements
Information set forth in this release contains forward-looking statements, which involve a number of risks and uncertainties.  Sunset and Alesco caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained or implied in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sunset and Alesco, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-
looking statements: factors that affect the timing or ability to complete the transactions contemplated herein;
the risk that the business will not be integrated successfully; the risk that cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;
disruption from the transaction making it more difficult to maintain relationships with lenders, other counterparties, or employees; competition and its effects on pricing, spending, third-party relationships and revenues; the failure of the companies to successfully execute their business plans, gain access to additional financing, the availability of additional loan portfolios for future acquisition, continued qualification as a REIT and the cost of capital.  Additional factors that may affect future results are contained in Sunset’s filings with the SEC, which are available at the SEC’s web site www.sec.gov.  Sunset and Alesco disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Page 3 Table of Contents I. Transaction Overview II. Sunset Financial Resources III. Alesco Financial Trust IV. Financial Overview V. Summary VI. Appendix

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

Transaction Overview

Transaction Overview
Sunset will issue 1.26 shares for each Alesco share
Sunset externally managed by Cohen Brothers Management under the Interim Management
Agreement, effective April 27, 2006
Combined company to pursue Alesco’s strategy of investing in Bank and Insurance Trust
Preferred stock, Middle Market loans and Asset-Backed securities
Expected to close September/October 2006
Financial terms subject to adjustments based on performance of Peerless and East-
West loans
Adjustments:
Up to $25 million self-tender offer at $8.74 Tender Offer for Existing Sunset shares:
Key Terms and Conditions
58% Alesco / 42% Sunset
(If tender offer is fully subscribed, 65% Alesco / 35% Sunset split)
Pro-forma Ownership:
Alesco designees to constitute a majority of the combined company board Board Composition:

Why Sunset and Alesco?
Expected to be accretive to
earnings within the first year of
operations
Sunset shareholders benefit from
new investment strategy in higher
yielding assets
Sunset shareholders gain access
to the management expertise and
experience of Cohen Brothers
Increases Sunset’s overall liquidity
and improves access to capital
markets
Sunset’s Rationale
Provides public stock market
liquidity to Alesco shareholders
Effectively doubles Alesco’s capital
base in a cost effective manner
Expected to be accretive to Alesco’s
current book value and earnings
within the first year
Alesco’s Rationale

Redeployment of Assets
Allows Sunset to reinvest its capital into attractive targeted asset classes
Low historical default rates, low volatility assets
Alesco management team has assets under management of
approximately $17 billion
Alesco seeks to obtain long-term match-funding through the
CDO market

CB COHEN BROS. & COMPANY

ALESCO FINANCIAL TRUST
SUNSET FINANCIAL RESOURCES

Access to Cohen Brothers
Bank Trust
Preferred
Cohen Bros.
Financial Management
Shami J. Patel
Managing Director
Insurance Trust
Preferred
Dekania
Capital Management
Thomas Friedberg
Managing Director
ABS and MBS
Strategos
Capital Management
Alex P. Cigolle
Managing Director
Middle Market
Loans
Emporia
Capital Management
Kevin R. Braddish
Managing Director
Capital Markets Research
Credit Asset
Management
Sales & Trading
Company
Management
External REIT
Manager
Cohen Brothers
Management, LLC
James J. McEntee III
CEO & President

Structured Finance Expertise
Alesco
CDO IV
$415 MM
Trust Preferred Securities
May 2004
Alesco CDO III
$363 MM
April 2004
Trust Preferred Securities
Alesco CDO I
$344 MM
Trust Preferred Securities
October 2003
Alesco CDO II
$348 MM
December 2003
Trust Preferred Securities
Alesco CDO V
$365 MM
Trust Preferred Securities
September 2004
Alesco CDO IX
$683 MM
Trust Preferred Securities
December 2005
Emporia CDO I
$425MM
Leveraged Loan
October 2005
Taberna IV
$673 MM
Trust Preferred Securities
December 2005
Taberna III
$780 MM
Trust Preferred Securities
September 2005
Alesco CDO VIII
$684 MM
Trust Preferred Securities
August 2005
$690 MM
Trust Preferred Securities
April 2005
Alesco CDO VII
Taberna II
$1,044 MM
Trust Preferred Securities
June 2005
$692 MM
Trust Preferred Securities
December 2004
Alesco CDO VI Taberna I
$729 MM
Trust Preferred Securities
March 2005
$1,007 MM
High Grade ABS
June 2005
Kleros CDO I
$1,001 MM
High Grade ABS
January 2006
Kleros CDO II Alesco CDO X
$971 MM
Trust Preferred Securities
March 2006
Dekania CDO II
$413 MM
Trust Preferred Securities
April 2004

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

Cohen Brothers is the external
manager during the interim period
Sunset pays Cohen Brothers a
monthly management fee equal to
1/12 of Sunset’s equity multiplied
by 1.5%
During the interim management
period, Sunset is retaining its
executive management team
After completion of the merger, the
interim management agreement will
terminate and Cohen Brothers will
be hired as external manager of the
combined company
In order to
redeploy
Sunset’s assets
most efficiently,
both
management
teams agreed to
enter into an
interim
management
agreement
Interim Management Agreement

Daniel G. Cohen
Chairman
(17 Years of experience)
James J. McEntee, III
President & CEO
(23 Years of experience)
Shami Patel
COO
(12 Years of experience)
John J. Longino
CFO & Treasurer
(25 Years of experience)
Daniel Munley
CLO
(10 Years of experience)
Daniel G. Cohen
(Alesco’s Chairman)
James J. McEntee, III,
(Alesco’s President & CEO)
4 Independent
Alesco Directors
Thomas P. Costello
Jack Haraburda
Lance Ullom
Director to be named
3 Independent
Sunset Directors
Rodney E. Bennett
G. Steven Dawson
Charles Wolcott
Executive
Management Team
Board of Directors
Post Merger Management and Board of Directors

Page 12 Sunset Financial Resources

Sunset Financial Resources, Inc. (NYSE: SFO),
headquartered in Jacksonville, Florida, is a REIT specializing in the acquisition and management of residential mortgage
backed securities (“RMBS”) and commercial bridge loans
Completed its IPO in March of 2004
In September 2005, Sunset completed a significant overhaul
of its executive team and board of directors
In October 2005, Sunset hired Banc of America Securities to
review the Company’s business plan and explore
alternatives to maximize shareholder value
Overview of Sunset Financial Resources

Income Statement
Q1 2006
(1)
FYE 2005
(2)
Interest and Fee Income $12,972 $46,356
Interest Expense 9,852 34,788
Net Interest Income 3,120 11,568
Provision for Loan Losses (4) 7,042
Net Interest Income After Provision 3,124 4,526
Loss on Sale of Securities and Loans - (50)
Operating Expenses:
G & A 2,146 8,372
Severance - 841
Total Operating Expenses 2,146 9,213
Net Income (Loss) $978 ($4,737)
Diluted Earnings (Loss) Per Share $0.09 ($0.45)
Weighted Average Diluted Shares 10,489 10,470
Balance Sheet
($ in thousands)
3/31/2006
(1)
12/31/2005
(2)
Assets
Cash and Cash equivalents $25,215 $17,570
Commercial Mortgages 21,493 29,347
Residential Mortgages 1,040,973 1,103,502
Allowance for loan losses (6155) (7,321)
Other Assets 24,888 19,162
Total Assets $1,106,414 $1,162,260
Liabilities
Reverse Repo Agreements 973,604 1,031,831
Junior Subordinated Notes 20,619 20,619
Other Liabilities 2,580 2,813
Total Liabilities $996,803 $1,055,263
Total Stockholders’ Equity $109,611 $106,997
Total Liabilities
and Stockholders’ Equity $1,106,414 $1,162,260
Sunset Historical Financials
(1) Information from Sunset’s 10Q
(2) Information from Sunset’s 10K

Review of Residential Loan  Portfolio
(1) Unaudited Financials as of 3/31/06
(1)
Sunset’s residential assets at March 31, 2006 included:
•
$884.6 million of mortgage backed securities “available for sale”
•
$156.3 million of purchased loans that were securitized in 2004 (carried at amortized cost)
Agency securities had a weighted average coupon of 4.62% with an average of 44 months to reset
Non-agency securities had a weighted average coupon of 4.81% with an average of
39 months to reset
All of the RMBS securities have an actual or implied “AAA” rating
(Dollars in Thousands)
Agency Non-Agency Securitized
Securities Securities Loans Total
Par value $614,700 $282,734 $154,146 $1,051,580
Unamortized premium/discount 4,778 1,444 2,202 8,424
Net unrealized losses (13,311) (5,720) (6,850) (25,881)
Estimated fair value
$606,167 $278,458 $149,498 $1,034,123
Residential Portfolio Overview
March 31, 2006

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

< $13,000,000 April 27, 2006:
$3,800,000
Principal Repayments (between
Jan 1 and April 27):
$16,700,000 January 1, 2006:
Outstanding Principal Balance
886 Lots Lots Available for Sale:
1000 Lots Total Lots in Project:
114 Lots Lots Sold as of April 27, 2006:
Penland Resort Lots (approximate count)
At 3/31/06, there was a total book value of $15.8 million in the portfolio, net of reserves
The outstanding balance of the Peerless loan impacts the financial terms of this transaction (see Appendix for details)
The Peerless Loan is collateralized by the Penland Resort Development Project
Retail sales efforts planned through July are expected to reduce the outstanding principal balance of the loan to $8 million
Commercial Loan Portfolio & Peerless Loan Update

Alesco Financial Trust

Alesco is a recently-formed REIT, externally managed by Cohen
Brothers Management, LLC
Closed $111 million 144A equity offering on January 31, 2006 at
$10.00 per share
Issued dividend of $0.20 per share for the first two months of operation
As of March 31, 2006, Alesco had investments of approximately:
•
$1,150 million Trust Preferred securities
•
$300 million residential whole loans
•
$500 million ABS
•
$150 million middle market loans
Overview and Recent Developments

Attractive targeted asset classes
•
Low historical default rates
•
Significant opportunity for investment
Strong risk-adjusted returns with short ramp-up period
•
Rapid deployment of capital
•
13% projected dividend yield
Established platform and business model
•
Management team has approximately $17 billion of assets under management
Alesco’s Investment Strategy

Targeted Equity Allocation
% Equity % Asset
Asset Class Allocation Leverage Allocation
TRUPS 50% 15X 28%
Middle Market Loans 15% 10X 7%
Mortgage-Backed Securities 30% 35X 60%
Whole Mortgage Loans 5% 25X 5%

TruPS and surplus notes are corporate bonds that combine characteristics of both debt and equity
•
Treated as debt for tax purposes
•
Treated as Tier 1 capital for regulatory purposes
•
Partial equity credit from rating agencies
Since the first CDO of TruPS issued by small to mid-sized banks and insurance companies in 2000, annual origination has grown to over $6 billion; $25 billion aggregate originations to date
Attractive target market for pooled TruPS origination
•
Over 4,700 small to mid-sized banks and thrifts with assets between $100 million and $10 billion
•
Approximately 550 insurance companies with statutory capital between $10 million and $550 million
Additional potential for significant origination activity due to refinancing of existing TruPS beginning in 2006
•
200 bps contraction in TruPS spreads since 2000
Cohen Brothers had 35% market share in 2005, up from 13% in 2003
(1)
Pooled Bank and Insurance TruPS Market
(1) Estimate based on Cohen Brothers analysis of Fitch Ratings reports

Emporia – Middle Market Leveraged Loans
Middle market loans are an attractive asset class
•
Mature market with total loans outstanding of approximately $1.3 trillion
(1)
•
Low default correlation with other asset classes
•
Low default rates (currently in the 1.7% range)
The typical Emporia CLO portfolio is comprised of
•
Middle market loans – 70%
•
Broadly syndicated loans – 15%
•
Second lien loans – 15%
The Emporia CLO structure achieves diversification, especially compared to typical CLO assets, by including broadly syndicated loans along with middle market loans
The stable return profile of senior secured loans is then balanced with higher current yields of second lien loans, which enhances the return profile of the portfolio
(1) Source: Standard & Poor’s.  Data as of December 31, 2004.

Cohen Brothers has managed two Kleros transactions totaling
over $2 billion
Kleros CDOs are collateralized by RMBS, CMBS and ABS rated
investment grade
Securities with these credit ratings have experienced low
historical defaults (1)
The collateral underlying these securities have high historical recovery rates and receive more substantial cash flow after
default than comparable corporate securities
(1) Source: Moody’s Investors Service, “Default & Loss Rates of Structured Finance Securities: 1993-2004,” July 2005.  Impairment is defined in the study as uncured payment defaults or securities downgraded to Ca or C.  Payment defaults include shortfalls of interest or losses of principal.  Impairment rates calculated using original ratings.
Kleros – Asset-Backed Securities

Mortgage Loans
Middle Market
Leveraged Loans
TruPS
Asset-Backed
Securities
Asset Class
Long-Term Financing
Repo financing
Collateral held in CDO structures
Alesco intends to hold 51-55% of
the preferred equity
Short-Term Financing
Collateral accumulates in third party
warehouses
8% collateral deposit recorded as
restricted cash
Interest carry plus change in value
of collateral position
Collateral accumulates in third party
warehouses
9% collateral deposit recorded as
restricted cash
Interest carry plus change in value
of collateral position
Collateral accumulates in third party
warehouses
1-1.2% collateral deposit recorded
as restricted cash
Interest carry plus change in value
of collateral position
Collateral held in CLO structures
Alesco intends to hold 51-55% of
the preferred equity
Collateral held in CDO structures
Alesco holds 100% of the preferred
equity
Securitization
Financing Strategy

Financial Overview

Sunset
RMBS
Commercial
(1)
Alesco
Return on Levered Capital 7.15% 5.70% 9.76%
Return on Unlevered Equity 5.00% 12.00% 5.94%
Gross ROE 12.15% 17.70% 15.70%
% of Total Equity Allocation 90.00% 10.00% 100.00%
Allocated Weighted ROE 10.94% 1.77%
Gross Portfolio Return on Equity 15.70%
G&A Expense (% of Equity) (1.30%)
(2)
Net ROE 14.40%
12.71%
(7.00%)
5.71%
Notes:
1) Assumes ~$30 million in total commercial loans.  3/31/06 commercial loan balance net of reserves of $15.8 million.  Sunset’s access to funding for new commercial loans is limited.
2) Alesco expenses include G&A, base management fee and incentive management fees, offset by collateral management fee credit.
Illustrative Economic Models

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

Sunset 1Q 2006
Unaudited Financial
Results
Alesco February &
March 06 Unaudited
Financial Results
($ in thousands, except per share amounts)
Net income $978 $2,394
Earnings per share - diluted:
   Earnings per share $0.09 $0.21
   Earnings per share (Sunset equivalent shares) $0.09 $0.17
   Shares outstanding 10,516,600 11,440,797
   Sunset equivalent shares 10,516,600 14,415,404
ROE (Annualized) 3.6% 14.1%
Comparison of 1st Quarter Financial Results

Note:
(1)    Alesco Comps   - Arbor(ABR), AMAC(AMC), Capital Trust(CT), Deerfield Triarc(DFR), Gramercy(GKK), iStar Financial(SFI), JER Investors Trust(JRT), Newcastle(NCT).
Cohen Brothers entered the Bank Trust Preferred market in 2001 and attained a
35% market share in 2005
Within two months after the initial 144A funding of Alesco on January 31, 2006:
•
Invested approximately $2.2 billion in targeted asset classes
•
Declared a $0.20 dividend for the 2 month period ending March 31, 2006
Dividend is equivalent to $1.20 per share on an annualized basis
Comparable companies currently trade with dividend yields between 7.60% and
11.00%, with an average yield of 9.05%
(1)
These comparable dividend yields imply an Alesco stock price between $10.91 and
$15.79 with an average price of $13.26
(1)
At $11.00 per share, Alesco’s Book Value per share of 1.23x is in-line with comparable companies
Stock Price Valuation of Alesco

Comparable companies currently trade with dividend yields between 7.60% and 11.00% with an average of 9.05%
The comparable dividend yields imply a combined company stock price between $10.91 and $15.79 with an average price of $13.26
Applying the comparable companies book value multiples of 1.0x to 1.5x with an average of 1.33x yields a price range for the combined company of $7.61 to $11.41 with an average of $9.97
Note:
(1) All Pro Forma data as of 3/31/06
Stock Price Valuation of Combined Company
Applicable Statistics
Valuation Factors
Combined Company
Pro Forma Book Value
(1)
$171.6 MM
Net Alesco Return on Capital 14.40%
Projected Net Income (Annualized Run Rate) $24.7 MM
Pro Forma Shares
(1)
22.2 MM
Projected Earnings Per Share (Annualized Run Rate) $1.11
Projected Dividend Per Share (Annualized Run Rate) $1.11

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

Average: 0.94x
1.29x
1.24x
0.90x
0.76x
0.86x
0.87x
0.83x
0.83x
0.80x
0.7 x
0.9 x
1.1 x
1.3 x
1.5 x
1.7 x
NLY RWT CMO DX SFO MFA LUM HCM ANH
Alesco Comps: Price / Book
Sunset Comps: Price / Book
Alesco Comps: Dividend Yield Sunset Comps: Dividend Yield (1)
(2)
Source: Factset and publicly filed documents as of 05/09/06. Balance Sheet figures as of 12/31/05.
Alesco and Sunset share value is based on price per share at which transaction was consummated, $11.00 and $8.74, respectively.
Alesco Comps   - Arbor(ABR), AMAC(AMC), Capital Trust(CT), Deerfield Triarc(DFR), Gramercy(GKK), iStar Financial(SFI), JER Investors Trust(JRT), KKR Financial(KFN), Newcastle(NCT).
Sunset Comps  - Annaly(NLY), Anworth(ANH), Capstead(CMO), Dynex(DX), Hanover(HCM), Luminent(LUM), MFA Mortgage(MFA), Redwood Trust(RWT).
(1) Represents most recent quarterly data and is not necessarily indicative of historical performance or representative of future performance
(2) Company currently not paying a dividend.
Average: 1.31x
1.64x
1.62x
1.04x
0.97x
1.40x
1.12x
1.23x
1.47x
1.08x
1.46x
0.7 x
0.9 x
1.1 x
1.3 x
1.5 x
1.7 x
GKK SFI ABR CT NCT Alesco KFN AMC JRT DFR
Average: 4.31%
17.79%
6.18%
3.17%
0.00%
0.99% 1.03%
1.37%
2.45%
2.90%
0.0%
4.0%
8.0%
12.0%
16.0%
20.0%
HCM RWT NLY MFA LUM SFO CMO ANH DX
Average: 9.13%
11.64%
10.99%
10.91%
7.41%
7.45%
7.81%
7.96%
8.55%
9.62%
10.77%
0.0%
4.0%
8.0%
12.0%
16.0%
20.0%
ABR DFR Alesco AMC NCT JRT SFI KFN GKK CT
Selected Publicly Traded Companies Analysis
(1)

Page 31 Summary

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

Expected to be accretive to
earnings within the first year of
operations
Sunset shareholders benefit
from new investment strategy
in higher yielding assets
Sunset shareholders gain
access to the management
expertise and experience of
Cohen Brothers
Increases Sunset’s overall
liquidity and improves access
to capital markets
Sunset Shareholders
Provides public stock market
liquidity to Alesco
shareholders
Effectively doubles Alesco’s
capital base in a cost effective
manner
Expected to be accretive to
Alesco’s current book value
and earnings within the first
year
Alesco Shareholders
Benefits to Shareholders of an Alesco / Sunset
Combination

Appendix

Date Activity
October 2005
Special Committee engaged BAS to explore range of strategic
alternatives available to the Company
Sunset issued press release stating BAS had been retained as a
Financial Advisor to the Special Committee
November 2005
BAS contacted over 70 parties
21 parties signed CA’s
Sunset data room opened and 21 potential bidders commenced
diligence
December 2005
Initial letters of interest due
Four proposals received
January – February 2006
Peerless appraisal process
March 2006
Two final proposals received
Commenced negotiation of definitive agreement
April 28, 2006
Announced transaction
Summary of Sunset’s Process

Liquidation
Estimated valuation per share between $8.41 and $8.98
Risk in value of commercial assets and timing of sale
To maximize value, Peerless asset might need to be placed in a liquidating trust for a period that could extend beyond one year
Approximately 50% of assets must be retained through dissolution process (+ 200 days)
Stay the
Course
Limited access to capital
Difficult to achieve economies of scale necessary in RMBS portfolio management
Continued high G&A burden
Thin RMBS spreads produce lower ROE
Results in low earnings and dividends
Alesco
Merger
Culmination of publicly announced strategic alternatives process
Reallocation of assets into a higher yielding investment model – 14% ROE in Q1 06
Realize immediate benefits from G&A rationalization
Increased capital availability and shareholder liquidity
Substantial increase in dividend expected
Analysis of Sunset’s Primary Alternatives

Notes: Analysis excludes impact of timing on assets for purpose of the liquidation.  Actual results may differ from figures presented.
(1) Based on unrealized losses of $6.8 million in securitized assets which are classified as held-to-maturity and carried at amortized historical cost.
(2) Related to trust preferred financing.
(3) Based on current employment agreements of 3x and 2x base salary severance payments for select personnel.
(4) Includes $1.5 million in estimated total D&O insurance coverage and other expenses.
Range of Values
Low High Low High
($ million) ($ million) ($ / share) ($ / share)
Unaudited Book Value  (As of 03/31/2006) $109.6 $109.6 $10.42 $10.42
Adjustments
Mark-to-Market of Securitized Loans
(1)
(6.8) (6.8) (0.65) (0.65)
Deferred Financing Fees
(2)
(0.6) (0.6) (0.06) (0.06)
Total Adjustments (7.4) (7.4) (0.71) (0.71)
Adjusted Book Value $102.2 $102.2 $9.72 $9.72
Potential Liquidation Expenses
Asset Disposition Losses / Expenses (4.7) (0.1) (0.44) (0.01)
Transaction Fees (2.6) (2.5) (0.24) (0.23)
Severance Pay
(3)
(2.7) (2.3) (0.25) (0.22)
Estimated Contract / Agreement Termination Costs (0.9) (0.9) (0.08) (0.08)
Other
(4)
(3.0) (2.0) (0.29) (0.19)
Total Liquidation Expense Adjustments (13.8) (7.8) (1.31) (0.74)
Liquidation Value After Transaction Adjustments $88.4 $94.4 $8.41 $8.98
Sunset Liquidation Analysis

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

C D
30 120 210 60 90 150 180
(Illustrative timeline in days)
B (1) A (1)
Board has to approve liquidation
Sell up to 50% of RMBS in orderly process and make initial dividend
30 day period to file proxy with SEC
Additional 30 to 60 day period if SEC reviews proxy
30 to 45 day consent solicitation period
• 2/3 of shareholders must approve measure
Once shareholder approval is received, Company must provide 20 day notice to creditors and employees prior to filing for dissolution
• Company files for dissolution and then continues to exist only for wind-down
Sell remaining portion of RMBS portfolio
Commercial loans (approx. $0.75 - $1.25 / share value) would likely still be outstanding and not readily convertible into cash
• Prompt disposal of Peerless loan may result in discounted valuation
• To achieve full value, the asset may be placed in a liquidating trust
• General uncertainty as to the timing and amount of proceeds to be realized from Peerless asset
Once liquidation of assets is complete, creditors are paid and stockholders are given 60 days to provide proof of ownership before funds can be distributed
Management needed throughout process to execute liquidation and complete filings
Incur severance expense, transaction fees, contract breakage costs and other expenses
Establish trust for potential litigation post dissolution
Process Steps
A)
(1)
B)
(1)
C)
D)
E)
E
Notes:
1) Depending on circumstances existing during the applicable period, these time periods could be reduced.
Sunset Liquidation Considerations

Limited access to capital
Restart commercial lending platform or other high yielding strategy
• Additional personnel required to restart commercial lending program
• Access to funding for new commercial loans is limited
Continued exposure to refinancing risk
Sunset Financial Resources
Maximum Assets $1.3 bn - $1.5 bn
Maximum Leverage (multiple of equity) 12x
G&A Burden (% of equity) 7.0%
Return on Equity 3.5% - 5.1%
Estimated Annual Dividend $0.38 - $0.42
Dividend Yield (based on $8.29 share price) 4.6% - 5.1%
RELEVANT METRICS
OTHER CONSIDERATIONS
Sunset’s Stay the Course Overview

Book Value Comparison
Summary Book Value Data (1)
Combined Combined
Sunset Alesco Company Company
(Dollars in Thousands) 3/31/2006 3/31/2006 (No Tender) (Full $25M Tender)
Book Value Per Share $10.42 (2) $8.92 (3) $8.49 $8.43
Adjustments:
  Mark-to-market of Securitized  Assets
(0.65) (0.27) (0.31)
  Other Adjustments (0.78) (0.33) (0.37)
Adjusted Book Value Per share: 8.99 8.92 7.89 7.75
Total Stockholders’ Equity 109,611 102,074 211,685 186,685
Adjustments:
  Mark-to-market of Securitized  Assets
(6,850) (6,850) (6,850)
  Other Adjustments (8,232) (8,232) (8,232)
Adjusted Stockholders' Equity
94,529 102,074 196,603 171,603
Shares Outstanding 10,517 11,441 24,932 22,151
"Conversion" into old Alesco Book Value
Pro-Forma Book Value $7.89 $7.75
Exchange Ratio
1.26 X 1.26 X
3/31/2006 Alesco Book Value Equivalent
$9.94 $9.76
Accretion to Alesco 3/31/06 Book Value 11.4% 9.4%
(1) Conversions based on 1.26 conversion ratio
(2) Information from Sunset's 10Q
(3) Based on Alesco's unaudited financial statements

Exchange ratio of 1.26 and repurchase amount of $25,000,000 assumes an outstanding loan balance of $8,000,000 at July 31, 2006
However, the exchange ratio and repurchase amount will change if the outstanding loan balance on the Peerless property exceeds $8,000,000 on
July 31, 2006
Under the merger agreement, total exposure is approximately $10 million
1) The Peerless Loan has a current balance outstanding of $12,900,000.  If this value is reduced
$900,000 by July 31, 2006, this would be $4,000,000 above the target value of $8,000,000
($12,000,000 - $8,000,000 = $4,000,000).  The resulting adjustment to book value would be made by subtracting $2,400,000 (60% * $4,000,000 = $2,400,000).  This would result in a book value of
$89,499,826 ($91,899,826 - $2,400,000 = $89,499,826).
2) The Adjusted Book Value would be $8.51 ($89,499,826 / 10,516,900 = $8.51).
3) The Exchange Ratio would then be 1.293.  This is calculated by dividing Alesco’s share price of $11 by the Adjusted Book Value of $8.51 ($11 / $8.51 = 1.293).
4) The Repurchase Amount would then be $21,000,000 ($25,000,000 - $4,000,000 = $21,000,000)
Example of Exchange Ratio and Repurchase Amount Adjustments
Potential Impact of Peerless Loan on Financial Terms

This material is not a substitute for the proxy statement/prospectus Sunset will file with the
Securities and Exchange Commission. Investors are urged to read the proxy statement/prospectus which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus and other documents which will be filed by Sunset with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to sriffe@sfous.com.
Sunset, its directors, and its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Sunset and their ownership of Sunset stock is set forth in the 2005 Annual Report and Form 10K. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus for the proposed merger when it becomes available.
Additional Information About this Transaction